UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. 2)

180 Degree Capital Corp.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

68235B208
(CUSIP Number)

KEVIN M. RENDINO
7 N. Willow Street, Suite 4B
Montclair, NJ 07042
Telephone: 973-746-4500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 29, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68235B208

1	NAME OF REPORTING PERSONS: Kevin M. Rendino
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
41,902 shares of Common Sotck
	8	SHARED VOTING POWER
678,296 shares of Common Stock (1)
	9	SOLE DISPOSITIVE POWER
41,902 shares of Common Stock
	10	SHARED DISPOSITIVE POWER
678,296 shares of Common Stock (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
720,198 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
13	PERCENT OF CLASS REPRESENTED IN ROW (11)
7.2% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1) Shares owned jointly with spouse.
(2) Based on 10,000,141 shares outstanding as of September 30, 2023, as reported on the Issuer's Portfolio Investments Report on Form N-PORT filed with the Securities and Exchange Commission on November 13, 2023.

CUSIP No. 68235B208

The following constitutes Amendment No. 2 to the Schedule 13D filed by the undersigned ("Amendment No. 2"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The aggregate purchase price of the 720,198 shares of Common Stock of the Issuer is $4,069,825, including brokerage commissions. The source of funds for acquiring the foregoing shares of Common Stock was personal funds of the Reporting Person.

Item 5.     Interest in the Securities of the Issuer

Items 5(a-c) are hereby amended and restated as follows:

(a)(b)    The Reporting Person has the sole or shared power to vote or direct the vote of, and the sole or shared power to dispose or direct the disposition of 720,198 shares of Common Stock of the Issuer. Based upon a total of 10,000,141 outstanding shares of Common Stock as of December 31, 2022, the Reporting Person's shares represent approximately 7.2% of the outstanding shares of Common Stock.

(c)     The following shares of Common Stock of the Issuer were acquired in open market purchases within 60 days of the filing date of this statement:

Class of Security	Shares Purchased	Price Per Share	Date of Purchase
Common Stock	800	$3.7800	11/27/2023
Common Stock	2,451	$3.8800	12/5/2023
Common Stock	379	$3.9000	12/6/2023
Common Stock	4,313	$3.8798	12/7/2023
Common Stock	10,000	$3.8000	12/11/2023
Common Stock	10,000	$3.9000	12/20/2023
Common Stock	11,959	$4.1032	12/29/2023

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 3, 2024

KEVIN M. RENDINO

By: /s/ Kevin M. Rendino
Name: Kevin M. Rendino